Exhibit 99.1

Pembina Pipeline Corporation Announces 2016 Capital Program of $2.1 Billion

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to earnings before interest, taxes, depreciation and amortization ("EBITDA") which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, Nov. 30, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that its Board of Directors has approved a capital program of approximately $2.1 billion in 2016, which represents another record capital budget plan for the Company.

2015 Accomplishments and Update

During 2015, Pembina successfully commissioned numerous large-scale, fee-for-service assets in its Conventional Pipelines and Gas Services businesses, which include its Phase II low and high vapor pressure pipeline expansions, the Saturn II gas plant and the Saskatchewan Ethane Extraction Plant, as well as the Resthaven gas gathering pipeline and two storage caverns. These projects, once fully commissioned, represent approximately $1.1 billion of capital investment and were largely completed on time and, on average, under budget.

Depending on utilization, these assets are expected to generate between $100 million to $150 million of EBITDA, and are all supported by long-term, fee-for-service contracts.

In addition, approximately $600 million of new capital projects have been announced so far in 2015, demonstrating the ongoing value and competitive advantage of Pembina's integrated service offering.

2016 Capital Program Highlights

"Our 2016 capital program is primarily directed towards progressing our various multi-year execution projects, which are largely underpinned by long-term, fee-for-service contracts," said Mick Dilger, Pembina's President and Chief Executive Officer. "We are excited to be commissioning a significant portion of our secured projects in 2016 – which includes our second Redwater fractionator, two large-scale gas plants, the expansion of the Horizon pipeline system and the expansion of the Vantage pipeline system, as well as other smaller scale projects across each of our business units. These projects will serve to further enhance Pembina's EBITDA which is estimated to be 80 percent secured by fee-for-service arrangements of which three quarters are take-or-pay or cost-of-service. "

"Including 2016 and looking forward, Pembina will have approximately $5.3 billion of secured growth projects remaining to be brought into service," continued Mr. Dilger. "Incremental to the projects that went into service in 2015, these projects have the potential to generate between $600 million to $950 million of incremental EBITDA in 2018, depending on utilization rates and commodity prices."

"During 2016, we will remain focused on the safe and successful completion of our growth projects, while continuing to operate our business in a safe and reliable manner," said Mr. Dilger. "We will also strive to reach our goal of $225 million of capital cost savings. So far, we have secured savings of over half of this amount. It's also exciting to realize that Pembina will bring virtually all of the remaining identified projects into service within the next 18 months."

Pembina's 2016 capital spending plan is expected to be allocated as follows:

($ millions)	2016 Budget
Conventional Pipelines	$1,375
Midstream	$485
Gas Services	$115
Oil Sands and Heavy Oil	$115
Other	$35
Total	$2,125

Conventional Pipelines

Pembina plans to spend approximately $1,375 million in its Conventional Pipelines business, 65 percent of its overall 2016 capital spending plan.

The majority of capital spending will be allocated to the Phase III expansion of the Company's Peace and Northern Pipeline systems ("Phase III Expansion"). In 2016, the Phase III Expansion construction will be focused on building the new 24-inch and 16-inch pipelines in the Fox Creek to Namao corridor, subject to regulatory and environmental approval. To support the Phase III Expansion, Pembina will advance the development of numerous pipeline laterals and associated infrastructure. Additionally, Pembina will continue to progress a large-scale pipeline expansion in northeast British Columbia, which will connect the growing Montney resource play into the Phase III Expansion, with an expected in service date of late 2017, subject to environmental and regulatory approval.

Pembina also expects to complete the Vantage pipeline expansion in early 2016 and place it into service by the third quarter of 2016.

Additional capital in Conventional Pipelines will be spent on various upgrades and other business development activities.

Midstream

Pembina continues to allocate its capital spending in Midstream on initiatives that are supported by long-term, fee-for-service contracts. For 2016, capital of $485 million, or 23 percent of the overall budget, is projected to be spent in Midstream.

In Pembina's natural gas liquids ("NGL") Midstream business, the Company expects to spend $440 million in 2016, which will largely be directed towards a number of initiatives at its Redwater site.

Pembina will commission its second 73,000 barrel per day ("bpd") Redwater fractionator in the first quarter of 2016. Development continues on Pembina's third fractionator at Redwater which will have a capacity of 55,000 bpd, which is expected to be in service by late 2017. Pembina will also invest in both unit train transportation of propane out of Redwater, as well as the production of international export-grade propane. Further at Redwater, the development of terminalling infrastructure for the North West Redwater Partnership continues and is expected to be in service by mid-2017, subject to regulatory and environmental approval.

Additionally, capital will be spent in the NGL Midstream segment on various upgrades across the Redwater West and Empress East systems.

In Crude Oil Midstream, Pembina expects to spend $45 million to expand its current service offerings and enhance the interconnectivity of its infrastructure including plans to advance the Canadian Diluent Hub, which will provide extensive connectivity for the growing diluent supply and various other initiatives, including the completion of an additional 550,000 barrels of storage capacity at Pembina's Edmonton North Terminal.

Gas Services

Pembina plans to allocate approximately $115 million, or 5 percent, of its 2016 capital budget to several new facilities and expansions within Gas Services. This includes the expansion of the existing Resthaven Facility and the third gas plant expansion at the Musreau complex, both of which will be commissioned in the first half of 2016 and represent a combined 200 million cubic feet per day ("MMcf/d") of gross gas processing capacity.

Pembina will also advance the recently announced 100 MMcf/d Duvernay I gas plant, which is expected to be in-service in the second half of 2017, subject to regulatory and environmental approval.

Additional capital in Gas Services will be spent on other upgrades and business development activities.

Oil Sands and Heavy Oil

Pembina plans to allocate approximately $115 million, or 5 percent, of its 2016 capital budget to Oil Sands and Heavy Oil. The majority of the capital expenditure will be allocated to advancing the expansion of the Horizon pipeline system, which will increase the system to its ultimate capacity of 250,000 bpd and is expected to be online by mid-2016.

Additional capital in Oil Sands and Heavy Oil will be spent on the Cheecham Expansion, as well as other smaller capital projects.

Conclusion

"2015 has been a very positive year for Pembina, marked by strong operational, financial and safety performance, successful project execution, and by securing excellent business development opportunities," added Mr. Dilger. "We are excited to be heading into another record capital program, from a position of strength. We are building on an exemplary record of on time and on budget project delivery, with a solid financial position, and have a $5.3 billion portfolio of secured fee-for-service growth projects going forward. The first half of 2016 will be very exciting for Pembina, as we will be bringing several large-scale projects online across our business and will bring approximately $1.1 billion of projects, and their significant associated cash flow, into service by mid-2016. Despite weak energy prices, we view 2016 to be full of opportunities for Pembina. As always, we'll strive to achieve strong operational and financial results, all while operating in a safe and responsible manner."

2016 Investor Day Information

Pembina plans to host its 2016 investor and analyst day in Toronto, Ontario on April 11, 2016. For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's 2016 capital spending plan for each of its business units; anticipated EBITDA and financial performance resulting from Pembina's capital expenditures; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base; and expectations regarding domestic and international supply and demand factors and pricing for oil, natural gas and NGLs. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels, and domestic and international supply and demand levels; the success of Pembina's operations; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support, that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected, that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner, that counterparties will comply with contracts in a timely manner, that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; the continuation of completion of third-party projects; the failure to realize anticipated benefits of growth projects and acquisitions following completion due to integration issues or otherwise; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; unforeseen events preventing the completion of growth projects or rendering them uneconomical to Pembina; reduced amounts of cash available for dividends to shareholders; increased construction costs, or construction delays, on Pembina's expansion and growth projects; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of the planned capital projects. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

In this news release, Pembina has used the term earnings before interest, taxes, depreciation and amortization ("EBITDA"), which is a non-GAAP measure. Management believes that EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities, and is also used by investor and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate this non-GAAP measure differently. Investors should be cautioned that this measure should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 30-NOV-15